
October 20, 2022

Jie Liu
Chief Executive Officer
Hongli Group Inc.
Beisanli Street, Economic Development Zone
Changle County, Weifang
Shandong, China 262400

> **Re: Hongli Group Inc.**
> **Amendment No. 9 to Registration Statement on Form F-1**
> **Filed October 14, 2022**
> **File No. 333-261945**

Dear Jie Liu:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 12, 2022 letter.

Amendment No. 9 to Registration Statement on Form F-1 filed October 14, 2022

Note 2 - Significant Accounting Policies
Revision of Cash Flow Presentation, page F-45

1.   We note your revised disclosures in response to prior comment 2. Please provide us with a detailed SAB 99 analysis supporting your conclusion that the errors in your statements of cash flows are not material in either period. Alternatively, revise to label the appropriate columns of the financial statements as "restated" and have your independent auditor revise its report to reference the restatement consistent with paragraph 18e of PCAOB Auditing Standard 3101. Also, remove any reference to an "immaterial" misstatement.

      You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Technology

cc: Arila Zhou, Esq.